June 29, 2007

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC 20549

Mail Stop 3561

Attention Ms. Janice McGuirk

RE:	SuperDirectories, Inc.

Amendment Number 5 to the Registration Statement on

Form 10-SB12G/A

Filed June 29, 2007

File No. 5153

Dear Ms. McGuirk:

     We thank you for your April 25, 2007 comments respecting the Form 10-SB Amendment Number 4 filed by SuperDirectories, Inc. (the “Company”) on March 14, 2007.  Your continued guidance in our process of amending this registration statement is appreciated. Page number references used in this letter, unless otherwise indicated, are to our Amendment Number 5 which will be filed at the same time as this response.

Part I.

General

1.

We reissue comment one from our letter dated December 14, 2006. The marked copy of the amendment should be in addition to the unmarked or clean copy and both should be filed on Edgar. The current amendment, as all prior amendments, simply included R tags to mark revisions. Contact Edgar filer support at (202) 551-8900 for help in this regard.

Please see Attachment A to this letter, a copy of an email report of the discussion between our Edgar contractor concerning a conversation on April 12th with Dennis Hart, SEC Filer Support, reached at 202-551-8900. The letter and our reason for contacting filer support at that time are self-explanatory.

As instructed by your April 25th letter, we made an additional call to Mr. Hart at Edgar Filer Support who confirmed to me what had been reported to us on April 12th, in Attachment A.

A complete response letter and a marked copy of Amendment 4 were properly filed by us on March 14, 2007. With respect to Amendment 5, we are filing a marked copy of Amendment 5 with this letter .

2.

With respect to comment two from our letter dated December 14, 2006, it is still not clear what advantages there are for a user to search with SuperDirectories as opposed to utilizing a search engine such as Google or Yahoo. You have disclosed under “Our Business” that the search capability offered to users is “limited to searching our own database.” We continue to request that you clearly explain the relevance of providing market information for yahoo and Google when you say that your company is not a search engine and yet these companies are the market leaders. In addition, the references to Amazon and Ebay do not appear relevant to a comparison of your company, which has yet to generate revenues. Therefore, we again ask for the relevance of the revenues of these companies. References to Google and yahoo in the context of competitors and the difficulty of entering this business would appear appropriate. However, the more specific information in the exhibit discussing the current market price and market capitalization, in the current context of the information could appear to imply the possibility of SuperDirectories achieving similar results. Given the current status of the company and the lack of revenues, this information would appear speculative. We continue to note the references to exhibit 99.1 where such information is found. We may have further comment.

The principal advantage is elimination of large amounts of extraneous material in every response. Our database contains listings of topic specific materials, presented alphabetically and geographically, compared to the voluminous and often random results of keyword-driven internet search engine experience. Responding to comment two in your December letter, Yahoo and Google, in addition to being the leading search engines, are also the biggest directories. Information about companies in similar or related industries is relevant to an understanding of the business we are developing. Thus, we also included data concerning Amazon and Ebay. See “Our Business”, page 1 and “Competitive Situation”, pages 4 and 5. We have removed speculative language and Exhibit 99.1. from Amendment 5.

Ms. Janice McGuirk

June 29, 2007

Our Business (Page 2)

3.

We reissue comment three from our letter dated December 14, 2006. Further expand your description of business activities from start-up until the present to explain why it has taken approximately seven years to develop your business. In addition, given this time frame of developing your business and the rapid changes in technology, discuss the impact the changes in technology have had upon you business and the ability of your business to compete. Lastly, clarify whether there have been any other business activities that have occurred from inception to the present or whether you have focused solely on the development of your database from inception. We may have further comment.

In response to comment three from December 14, we have fully disclosed all business activities undertaken from inception to the present. The seven year development period that has elapsed from inception to date is attributable to the decision by management to “develop at a pace that does not strain or exceed our ability to attract private investors”.( Page 4). We are attempting to disclose and explain that it has taken us seven years to develop thus far because our principal has selected a pace which is based upon his opinion of our ability to finance that development and growth with safely. Our focus has been solely developing our database and raising capital to support that development.. We have not engaged in any other business activities. We have added a risk factor regarding the rapid changes in technology. Pages 4 and 16.

4.

We reissue comment five from our letter dated December 14, 2006. The references to “disciplined completeness, (an orderly pattern)” and “disciplined directory” are not clear. Please clarify to explain or define these references. We may have further comments.

We have deleted reference to “disciplined completeness” and “disciplined directory” from page 3.

5.

Explain how you calculated the average cost of the human editing process and clarify whether this cost includes the cost associated with checking for bad links and for updating or revisions made to the category as necessary. Clarify whether the cost increases as the number of results for that category increases. We may have further comment.

The average cost of human editing is calculated by dividing the total monthly cost of the editors by the number of categories and links created per month in our database. The checking for bad links is automated and no cost is included for that activity. Four of our editors are assigned to updating and revising our database. As the database grows bigger, we will add editors, increasing overall cost. Language added on page 2.

Ms. Janice McGuirk

June 29, 2007

6.

We note that you are currently adding 320 links per day per consultant. We also note that you state you expect to add over 20,000 links per day within one year. Provide the basis for this projection as required by Item 10(d) of Regulation S-B ore remove. We may have further comment.

We do not intend this language as a projection as described in Item 10(d) of Regulation S-B. The subject language has been removed from Amendment 5.

7.

We reissue comment seven from our letter dated December 14, 2006. We note the statement that the connectivity of the URLs in the database is checked every six hours and that “consultants routinely revise the directory content.” Clarify how often the database information is reviewed for updating the information. The URL may continue to connect, but the information may no longer be relevant.

Ms. Janice McGuirk

June 29, 2007

As stated in Response 5, the checking is automated; and four editors are assigned to updating and revising.

8.	We note“[W]e have established a priority list for the subjects to research based upon their internet search popularity.” Please clarify the source.

We use a program called “Open Tracker” giving us all the statistics about visitors including the most popular pages. Language added on page 3.

9.

In the sixth paragraph, you mention adding other topics. “[A]s our capital raising progresses, we will determine whether and when to broaden the scope of any expansion.” Do you have a plan as to what SuperDirectories will ultimately look like? When do you estimate that SuperDirectories will be essentially complete?

It is management's belief that within one year our directory will be sufficiently complete to compete with other internet directories. In addition, management does not believe that SuperDirectories will ever become "essentially complete" due to continuous and rapid technological changes. Language added on page 4.

10.

As previously requested, please clearly discuss or compare the cost of “human editing” as opposed to “spiral” editing done by machines. Provide the basis for your statement on page 2 that “our competitors use a spiraling editing done by machines which are considerably more expensive and do not delivery links.” We may have further comment.

We believe that “Spiral editing” used by most internet directories is more costly because of the enormous expense of buying, installing and maintaining the required machinery and programs. Reference deleted.

11.

As requested in comment four from our December 14, 2006 letter, please clearly discuss the potential limitations on SuperDirecotroes’ information, such as slower updating of information in the directories, out-of-date information or links, a higher level of specificity required in the search term, and the additional expenses as a result of the human editing process, etc.

“We have clearly discussed the potential limitations on our system – limited to searching our own database. However, we do not feel we are more expensive. We delete out-of-date information. See “Our Business”, first and second paragraphs. In response to your December 14, comment four, “we have expanded the section “Our Business” on pages 2 – 4 to describe the expenses, potential limitations and related items included in your comment as an expanded disclosure.

      The following excerpts from “Our Business” address some reasons for added expense:

Ms. Janice McGuirk

June 29, 2007

 “Each of our editors has been trained to create new categories and revise existing categories in our directory and add new pertinent websites” (Page 2);

      “The “Human Editing Process” bears an average cost of $0.92 per category” (Page 2);

      “We are now hiring and training two new consultants every month” (Page 3)

      “We have a program that checks for “dead links” every day ” (Page 3); and

      Over the years, we have developed and refined many software programs of our own to assist our consultants in their research, download through the internet, remotely create and organize categories with websites links into our database..” (Page 4)”.

12.

We reissue comment 10 form our letter dated December 14, 2006. We note the statement that you add searchable categories and links to relevant websites increasing those totals approximately every two hours. Reconcile with the disclosure that a consultant now bookmarks an average of 320 links per day into your database. Also, explain how this is consistent with the statement that your database is growing at a rate of 1,500 categories per day.

The contradictory language on Page 14 of Amendment 3 was deleted from Amendment 4 and will remain so in Amendment 5.

We have a program that we call “Replication” that copies over every two hours from our database machines to all our service machines the newly created categories and tasks. Language added, “Our Business”, paragraph 2, page 5.

13.

Provide clear disclosure of the current focus of your database in terms of categories and links in the database. Clarify the extent to which your database goes beyond service businesses. We note that you eventually plan to charge a listing fee and pay per click charges to the listed sites. Clarify the impact this has had upon the selection of categories to the database. Also, in light of the planned fee system, clarify whether your database will then be scaled back to only those sites that pay a fee. If not, clarify how they will benefit from the fee. If these sites will no longer be included in the results from a query, discuss the limitations on the search capabilities to the end users and the potential impact this could have upon the users of your searchable database. We may have further comment.

We attempt to address the several items listed in this comment thirteen below, Among other things, it is planned that any of our listed sites that have not been covered by a “Pay-per-Click agreement” with us when we begin to market our service will receive a bi-weekly report showing the hits they have received from us. Included will be two kinds of listed websites – (1) those that we decided to list in our quest to populate our database (these listings will remain free) and (2) those that have or will submitted their website and pay the listing fee of $125.00. The latter will have the option to join our “Pay-per-Click” program at a fixed price of $0.25 per click. The ones that do not join will not be automatically found via any routine query done on our database. As a result, they will get many fewer clicks since our users will find them only by navigating through our directory categories. We do not intend to remove any listed websites even if they are not a part of our “Pay-per-Click” agreement.

Language added, “Our Business”, page 6.

Ms. Janice McGuirk
June 29, 2007

14.

We reissue comment 13 from our letter dated December 14, 2006. Disclose whether any of the proprietary products are owned by the company. Explain the proprietary and licensed software products used by your consultants.

We responded on March 14, that, “we hold no . . . patents, licenses, franchises, concessions or royalty agreements. . . . Most of our programs have been developed “in-house”; there are now 168 such programs running on our website.”; and our database software is basically a modified Microsoft SQL. We have also written 38,000 pages of script to run our database and search performance. We have added a Risk Factor.

There has been no change in the information since our filing on March 14, 2007 which stated that our programs to run, replicate, index and search our database are created “in-house” for our sole use. We have a copyright notice at the bottom of each page of our directory. We do not intend to show the source of these programs. Repeated at page 7.

15.

We reissue 16 from our letter dated December 14, 2006. Please revise the disclosure in this section and in the plan of operations section to discuss in greater detail how the referral business will be operated, the time frame for entering this business, the anticipated fees to be charged , and any other material information regarding this proposed program. We again note that the website referred to plans to “specialize” in these bookings with airlines, cruises, fishing charters, golf packages, hotel rooms and ski packages. Fully discuss.

The implementation of our Plan of Operation is dependent upon our success in raising additional capital. The level of capital will help to determine our ability to implement aspects of our plan questioned by your comment. While the website uses the word “specialize”, we would prefer to point out that we intend to “engage” in such services, when we are financially able to do so.

Ms. Janice McGuirk

June 29, 2007

We have no more precise plan respecting those services. One of our Risk Factors (page 9) indicates that “we have no experience in developing these types of services...” and “...we cannot be sure that we will be able to develop [any or all of them at this time]...”. We may hire experts to operate the referral business but we are unable to predict when we might do so.

Repeated at page 7.

16.	We reissue comment 17 from our letter dated December 14, 2006.

We advised in our March 14, 2007 response to your comment seventeen (reissued) that the material requested is no longer applicable to our business or our plan. We do not include it here for the same reason. If any of the information which that requested (response twenty-eight from our October 31, 2006 letter) addressed is contained in Amendment 4 or the accompanying Amendment 5, it has no relevance and should be ignored.

17.   In the penultimate paragraph, you state that you “do not publish the source of our programs.” Please disclose the reasons(s)..

Although there are no patents or trademarks with respect to these items, we consider them to be trade secrets not to be published or shared with other entities. See #15. Language added on page 4.

18.    Expand the last paragraph to explain, “…management has chosen to develop at a pace that does not strain or exceed our ability to attract private investors in support of our development.”

Our management, Luke Lalonde, who is also our majority shareholder, believes it is appropriate to grow and finance that growth at a pace for which he believes he can arrange the necessary financing.

Competitive Situation,Page 4

19.   Reference is made to the third-to-the-last paragraph. You refer to the “special editing program we created” and that it is considered to be a trade secret. Disclose how this trade secret is being protected.

Language added – page 5. Same as #17.

Marketing Activities, Page 5

20.   We note your response to comment 20 for our letter dated December 14, 2006 and the added disclosure that you do not consider the websites listed on Superdirectories to be advertisers. We note that only those websites that pay a fee and agree to the pay per click agreement will be included in the search results by end users. Clarify whether it will be made clear to the end user that the results are all paying to be included. If not, provide an appropriate analysis as to why this is not considered advertising. We note that other search engines clearly indicate those search results that are paying to be listed at the top or on the first page. We may have further comment.

We have removed language that websites listed are not advertisers. However, as explained above, those who do not agree to pay will not be automatically found via any routine query done on our database. As a result, they will get many fewer clicks since our users will find them only by navigating through our directory categories. Please see page 6.

Ms. Janice McGuirk

June 29, 2007

21

We reissue comment 21 form our letter dated December 14, 2006. Please discuss the impact of removing listing websites that are not part of the pay per click agreement from the search results to the end users. Discuss the impact this will have upon the usefulness of the search feature and how this may impact the number of searches performed on the website. We may have further comment.

We repeat our March 14, 2007 response to this comment twenty-one which remains unchanged, "We have no plan to remove websites that are not part of a pay per click agreement as it would likely have a negative impact. Page 6. We hope that we have adequately responded to this concern at length in discussing your comments 11 and 17, above."

Repeated at page 6.

22

In the first complete paragraph on page 6, please explain in item (1) "ones that are listed in our quest to populate our database". State how these are determined and how they are different from the other websites

Please see our responses at number thirteen above and in our filings dated March 14, 2007. There has been no change in the information since our filing on March 14, 2007.

23.

Please clarify the basis for the statement in the last paragraph, "[N]o internet directory considers a website paying a listing fee, a pay-per-click fee or having an Associate or Affiliate agreement as an advertiser." We note that other search engines clearly indicate those results that pay to the listed at the beginning or on the first page.

Language deleted.

Ms. Janice McGuirk

June 29, 2007

Customers, Page 6

24.

We note the statement that when you commence marketing you will not be dependent on one or a few customers. We note that you expect to market to a broad base of website owners listed in the database, currently over 1 million. When the company commences marketing, there is no guarantee that you will not be dependent on one or a few customers. Provide clear disclosure, if true, that (1) you currently do not have any customers, (2) that there is no guarantee that you will be able to obtain any customers from the database , and (3) that upon commencing marketing you may initially be dependent on one or more customers.

We have added language to show (1) we currently do not have any customers, (2) that there is no guarantee that we will be able to obtain any customers from the database , and (3) that upon commencing marketing we may initially be dependent on one or more customers. However, we also make clear that our target list of potential customers to be solicited will be far greater than a few, possibly more than 1 million. Page 7.

25.

We note the disclosure regarding the expected negotiated fee of between 8% and 15% of the price of the item. Clarify whether this would be in addition to the listing fee and the pay-per-click fee. Clarify, if true, that this fee would only be paid if a sale were actually made.

Your requested clarification is added at page 7.

Employees, Page 6

26.

We note that there are no written contracts with any of the independent consultants/editors although the company uses them on a contract basis. Please clarify the material terms of their employment, even if it is only a verbal agreement or understanding.

We are invoiced on a “job done” basis at an average cost of $1,000.00 per month per editor. Page 7.

27.	Further, please consider adding another risk factor to address any potential problems as a result of not having entered into any written contracts.

We have added a risk factor covering the oral agreements with our editors.

Ms. Janice McGuirk

June 29, 2007

Patents, Trademarks and Royalty Agreements, page 7

28.

We note that most of the company's programs were developed "in-house" but that apparently there are no patents, licenses, etc., to protect them. Please expand this section to address this to the extent that these programs are material to the business.

We have added language requested. These provide the basis and background for creation and implementation of our business. Page 8

29.      TAlso, please add a risk factor which addresses any potential problems resulting from the lack of patent, trademarks, etc.

We have added a risk factor - Patents, Licenses and Trademarks.

Risk Factors

“We may be liable for issuing some of our common stock . . .”, page 14

30.   We reissue comment 23 from our letter dated December 14, 2006. Provide more detailed discussion of the facts that led to the potential rescission liability. Clarify that the potential liability would result from the potential violation of Section 5 of the Securities Act. Clarify in greater detail the potential problems with the rescission offer and that this would create a second potential violation claim and therefore, the potential for risk or harm would not appear to be "minimal" as indicated in your supplemental response.

We have expanded the language on the rescission offer risk factor citing the possible violation of Section 5 and potential damages.

31.   We reissue comment 26 form our letter dated December 14, 2006. Revise the discussion of Mr. Wright's option shares to clearly disclose the terms of the written agreement with Mr. Wright and clarify how those activities would appear to fall within the prohibited activities. Also clarify that the facts that the agreement indicated that Mr. Wright would not provide any services that would render him ineligible to receive stock pursuant to a Form S08 does not mean that such activities did not fall within the prohibited activities or remove the statement. The risk factor should focus on the potential risk and should not focus on negating those risks. Remove the references to your opinion from the risk factor, as they are an attempt to negate the risk focused upon in this risk factor. Revise the risk factor accordingly. Lastly, remove references to the SEC raising questions. We may have further comment.

Discussion of Mr. Wright's option shares and the agreement language has been revised. The agreement is Exhibit 10.1 and its language is disclosed. We have removed references to our opinion in the risk factor and reference to the SEC's questions concerning the matters.

Ms. Janice McGuirk

June 29, 2007

32.   We reissue comment 24 from our letter dated December 14, 2006. State when the shares were issued in each instance and when the attempted rescission occurred, as the attempted rescission would restart the time period for any potential claim.

We disclose that the offer was made in October, 2005 and that all relevant shares were issued between October 7, 2002 and August 31, 2005. Reference is made to the table on page 34 which sets forth the date of each sale.

33.   We reissue comment 28 from our letter dated December 14, 2006. Explain the basis for your prior statement that even without registration pursuant to Form S-8 the shares were validly issued and transferred. We may have further comment.

This statement addressed by this comment 33 and prior comment 28 item has been removed from our filing and does not appear in Amendments 4 or 5, as we responded on March 14, 2007. The basis for that prior statement was a misunderstanding of the issue under discussion.

34.

We note your response to Comment 30 from our letter dated December 14, 2006 and the first full paragraph on page 15. In this regard, it would appear that another risk factor should be presented as one of the first risk factors, to clearly disclose the company’s lack of a definitive operating plan, including a specific time frame, a plan of specific steps that must be taken, a plan of estimated costs that may be incurred, and any plans for specific sources of financing further in this regard, we note on page 16, under “Pay Per Click” the reference to “we will commence as soon as possible”, ’ as soon as possible, but have you yet done so. “ None have been entered into yet” which shows the tentative nature of your plans. In light of this lack of a definitive operating plan, it appears that the company is a blank check company. If you do not feel you are a blank check company, provide a detailed analysis as to why you are not a blank check company and as previously requested, provide a detailed plan of operations as required by Item 303(a) of Regulation S-B. In this regard, provide the specific steps you plan to take in furtherance of your plan of operations, the time frame for commencing and completing each step, the estimated expenses associated with each step, and the anticipated source(s) of funding. We may have further comment.

In the opinion of counsel, SuperDirectories, Inc. is not a blank check company, as defined by the Securities laws. As you requested, a definitive operating plan has been included in our amended "Plan of Operations" section setting forth specific items, dates and expenses, and proposed funding plans. Please see Amendment 5, pages 15 to 20.

Ms. Janice McGuirk

June 29, 2007

Pay Per Click, page 13

35.

We reissue comment 31 from our letter dated December 14, 2006. Provide clear disclosure in the registration statement as to the basis for your belief that you can raise $1 million of additional capital in the next 12 months considering that you have no placement plan or offering strategy at this time. We note your supplemental response that you receive inquiries seeking to acquire stock that has resulted in average monthly stock sales of approximately $100,000 "which continue". In light of this, explain why you have not commenced operations to generate revenues. In addition, it appears from the most recent quarterly report that you received only $20,000 in stock issuances for the three months ended December 31, 2006. This would not appear consistent with the statement that you have generated sales of approximately $100,000 "which continue". In addition, we note that you only generated sales of $595,000 in common stock for the year ended September 30, 2006. This also does not appear consistent with the supplemental disclosure. We may have further comment.

Please see fully revised Plan of Operations on pages 15 to 20 of Amendment 5.

36.

Update the cash balance as the most recent practicable date and clarify how long you can currently satisfy your cash requirements based upon the cash currently available. Clarify whether you will be able to implement your plan of operations fully based upon the current cash available and if so whether this impacts the time frame for how long you can satisfy your cash requirements.

Cash balance as of June 1, 2007 is approximately $400,000. Please see fully revised Plan of Operations on Pages 15 to 20 of Amendment 5.

37.	We note the quarters referred to in the table of incremental uses of capital. Clarify these references. It is unclear the time period to which you refer.

This table has been revised and incorporated into the revised Plan of Operations on Page 18.

Associates and Affiliates, page 16

38.	As previously requested in comment 37 from our letter dated December 14, 2006, please clarify what constitutes the Associates program and the affiliates program.

We have supplied the requested information in the disclosure at Page 17 as a description of Associates and Affiliates.

Ms. Janice McGuirk

June 29, 2007

Directors, Executive Officers, Promoters . . ., page 20

39.	As previously requested, please disclose the amount of time (number hours per week) Mr. Lalonde devotes to the business, in addition to the percent.

It is disclosed Mr. Lalonde devotes 60 to 80 hours per week to our affairs.

Item 7. Certain Relationships and Related Transactions, page 22

40.

We reissue comment 50 from our letter dated December 14, 2006. Provide a detailed discussion of Mr. Wright's role as a consultant and the specific services that he provided to the company for which he received the cash of $90,000 and options to purchase 7,605,000 shares of common stock. Clarify the terms set forth in the consulting agreement with Mr. Wright.

Please see Part I, Item 7 in Amendment 4 and 5. Mr. Wright is once again a consultant to the Company. He serves as an informal liaison between Mr. Lalonde, counsel, and auditors. The only specification in the oral agreement is payment to Mr. Wright of $8,000.00 per month on a month to month basis. Mr. Wright's duties relate to reviewing the work of the professionals and the company with respect to its obligations as a reporting company. Mr. Wright does not assist us in raising capital. Mr. Wright does not engage in any effort to promote or maintain a market for our securities. Mr. Wright's activities were fully disclosed in Part I, Item 7.

41.

We note the supplemental information provided by Mr. Wright in Attachment 1 regarding the gifting of shares to 22 individuals. Please expand the table to disclose the number of shares gifted to each person and the date upon which the shares were given. Also it appears that several names are included twice in the list. Please list each person only once.

The attachment shows the number of shares each person received. Duplication of names results from receipt of shares in dual capacities, i.e., individually and as fiduciary for a minor. It has been deleted as an attachment and the data is included in the statement.

42.	Further, please include the information in the table as part of the registration statement in the next amendment to be filed.

We have included the names and numbers of shares for each donee.

Ms. Janice McGuirk

June 29, 2007

43.

Please expand the third-to-the-last paragraph on page 23 to disclose the oral agreement between the company and Mr. Wright which commenced August 1, 2006 and the fact that Mr. Wright is being paid $8,000 per month on a month to month basis.

The oral agreement with Mr. Wright is fully disclosed under Part I, Item 7.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 16

44.

We note the statement that you do not intend to engage Innovation Capital Partners in any capacity. Clarify whether your intent may later change, in particular due to Mr. Wright's current role as a consultant to the company. We may have further comment.

We disclose that we do not contemplate hiring or engaging Innovation Capital Partners. We are not aware of any prospective reason for that intention to change in the future.

45.

We reissue comment 55 from our letter dated December 14, 2006. Please explain the exemption relied upon and the facts supporting your reliance upon the exemption. Clarify the transactions that were subject to the rescission offer. Discuss how the rescission offer was meant to correct the insufficient documentation and explain how the rescission offer was conducted. In addition, given the lack of sufficient documentation with the initial offerings pursuant to Regulation S, explain the impact this had upon the availability of Regulation S on the rescission offer. We may have further comment.

We have set forth all the specifics of the rescission offer. All of the sales subject to the rescission offer were issued to non-United States persons between October 1, 2002 and August 31, 2005. Part II, Item 4. We believe that the facts of the rescission are fully set forth on Pages 32-34. See also Part II, Item 4. We respectfully submit our opinion that sufficient documentation was made in the initial offering and amendments. In order to address your continued concern we have outlined the steps taken. We hope that we have thereby fully addressed all your concerns in regard to the availability of Regulation S.

Item 4. Recent Sales of Unregistered Securities

46.

We reissue comment 55 from our letter dated December 14, 2006. Please explain the exemption relied upon and the facts supporting your reliance upon the exemption. Clarify the transactions that were subject to the rescission offer. Discuss how the rescission offer was meant to correct the insufficient documentation and explain how the rescission offer was conducted. In addition, given the lack of sufficient documentation with the initial offerings pursuant to Regulation S, explain the impact this had upon the availability of Regulation S on the rescission offer. We may have further comment.

We have set forth all the specifics of the rescission offer. All of the sales subject to the rescission offer were issued to non-United States persons between October 1, 2002 and August 31, 2005. Part II, Item 4. We believe that the facts of the rescission are fully set forth on Pages 36-38. See also Part II, Item 4. We respectfully submit our opinion that sufficient documentation was made in the initial offering and amendments. In order to address your continued concern we have outlined the steps taken. We hope that we have thereby fully addressed all your concerns in regard to the availability of Regulation S.

Ms. Janice McGuirk

June 29, 2007

1934 Exchange Act Reports
47.	We reissue comment 56 from our letter dated December 14, 2006. Please amend the Form 10-KSB and the Forms 10-QSB to comply wit the above comments, as applicable.

We have complied as requested.

48.

With respect to your disclosures in Form 10-KSB for the fiscal year ended September 30, 2006, and Form 10-QSB for the quarter ended December 31, 2006, we note that your disclosures do not comply with items 307 and 308(c) of Regulation S-B in the following respects:

• Your evaluation of disclosure controls and procedures is required to be conducted as of the end of the period covered by the report, not within 90 days prior to the date of the report as indicated by your disclosure.

• We note that a partial definition of disclosure controls and procedures was provided. The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding the effectiveness with respect to each component. For reference, see Rule 13a-15(e) or 15d-15(e) of the Exchange Act.

• In your discussion of disclosure controls and procedures, you should refer to either Rule 12a-15(e) or 15d-15(e) of the Exchange Act, not Rule 13(a)-14 as disclosed.

• Your disclosures required by Item 308(c) of Regulation S-B should refer to any changes during your last fiscal quarter (or your fourth fiscal quarter in the case of your annual report), not “subsequent to the date of the evaluation referred to above”.

 Please confirm that in further filings, you will revise your disclosures to address each of the matters noted above.

In our most recent filing – Form 10-QSB for period ending March 31, 2007 – we have made the changes and will do so in all future filings.

Very truly yours,

/s/
                                                                        GRIFFITH, McCAGUE & WALLACE, P.C.

Charles B. Jarrett, Jr.

CBJ/hma

cc:  Luke Lalonde
       Frank Wright

ATTACHMENT A

-----Original Message-----
From: Production - PerfectEDGAR. [mailto:production@perfectedgar.com]
Sent: Thursday, April 12, 2007 9:59 AM
To: 'Charlie Jarrett'; 'innocap@earthlink.net'; 'Hope Angotti'; 'Hope Angotti'
Subject: FW: ACCEPTED FORM TYPE CORRESP (0001228076-07-000007)
Importance: High

I Spoke with Dennis Hart of SEC filer support this morning at 9:21am. He was able to verify that the correspondence was indeed accepted, and is accessible to anyone with privileges to that non-public part of the SEC website. He was able to access the pdf of the marked to show changes letter as well as the correspondence itself as well as the other pdf of the Superdirectories listings.

He agreed to call Ms. McGurik this morning and explain to her how to access these documents just in case she doesn't know how to do it.

I authorize you to forward this email to Ms. McGurik. I am also attaching a new pdf of the filing with the accession number at the top.

I am also attaching a pdf, previously forwarded to you, of the "marked to show changes pdf that was a part of the filing.

Mr. Hart was able to access and read the correspondence filing herself, that pdf and the other pdf (index of listings) so I don't understand why Ms.
McGurik should not have been able to do the same thing.

As I said, previously, Mr. Dennis Hart of Filer support told me that he will call Ms. Janice McGurik of the SEC this morning and explain to her exactly how to access the files that we filed nearly a month ago.

Feel free to conference me in to any call you need to make. I will be available until 11:00am.

-----Original Message-----
From: Production - PerfectEDGAR. [mailto:production@perfectedgar.com]
Sent: Wednesday, March 14, 2007 11:22 PM
To: 'Luke Lalonde'; 'Charlie Jarrett'; 'Hope Angotti'; 'innocap@earthlink.net'
Subject: FW: ACCEPTED FORM TYPE CORRESP (0001228076-07-000007)

-----Original Message-----
From: edgar-postmaster@sec.gov [mailto:edgar-postmaster@sec.gov]
Sent: Wednesday, March 14, 2007 5:38 PM
To: lukelalonde@superdirectories.com; production@perfectedgar.com;
harrisschiff@earthlink.net
Subject: ACCEPTED FORM TYPE CORRESP (0001228076-07-000007)

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND
EXCHANGE
COMMISSION.

COMPANY: SuperDirectories Inc.
FORM TYPE: CORRESP NUMBER OF DOCUMENTS: 5
RECEIVED DATE: 14-Mar-2007 17:30 ACCEPTED DATE: 14-Mar-2007 17:38
TEST FILING: NO CONFIRMING COPY: NO

ACCESSION NUMBER: 0001228076-07-000007

FILE NUMBER(S):
1. None.

THE PASSWORD FOR LOGIN CIK 0001228076 WILL EXPIRE 27-Dec-2007 21:59.

PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES.

REGISTRANT(S):

1. CIK: 0001338624
COMPANY: SuperDirectories Inc.
FORM TYPE: CORRESP
FILE NUMBER(S):
1. None.

------------------------------- NOTICE ---------------------------------

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